Seward & Kissel llp ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	901 K Street, NW WASHINGTON, D.C. 20001 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

February 11, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549
Re:  Euroholdings Ltd.
Amendment No. 1 to Registration Statement on Form 20-F Filed January 21, 2025
File No. 001-42465

Dear Ms. Rios:
Reference is made to the Amendment No. 1 to Registration Statement on Form 20-F (the "20-F”) of Euroholdings Ltd. (the “Company”) that was filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 21, 2025. By letter dated February 3, 2025 (the “Comment Letter”), the staff of the Commission (the “Staff”) provided the Company with its comment to the amended registration statement on Form 20-F.
On behalf of the Company, we respond to the Staff’s comments contained in the Comment Letter as set forth below. The following numbered paragraphs correspond to the numbered comments in the Comment Letter. Any capitalized terms used herein but not defined shall have the meaning ascribed to them in the 20-F.
Amendment No. 1 to Registration Statement on Form 20-F
Item 6. Directors, Senior Management and Employees, page 80
1.	Please update your employee disclosures for the fiscal year ended December 31, 2024. Refer to Item 6(d) of Form 20-F for guidance.
Response: In response to the Staff’s comment, the Company has updated the employee disclosure for the fiscal year ended December 31, 2024 in its Amendment No. 2 to the 20-F that it is submitting with this response letter.

If you have any questions or comments concerning the enclosed, please feel free to contact the undersigned at (202) 661-7150, Edward Horton at (212) 574-1265 (horton@sewkis.com), or Jenny Elberg at (212) 574-1657 (elberg@sewkis.com).

Sincerely,

/s/ Anthony Tu-Sekine
Anthony Tu-Sekine